SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Mark Kaoufman

The Whitehall Group

26, Pravdy Str.,

Moscow, 127137

Russian Federation

+ 7 495 786 76 01

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris

France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

July 24, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the At.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 153435102	13D	(Page 2 of 7 Pages)

1	NAME OF REPORTING PERSON Mark Kaoufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of Russian Federation and Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,431,248
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,431,248
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 (this “Amendment No.1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2009 (the “Schedule 13D”) and is filed by Mr. Mark Kaoufman (“Kaoufman”). This Amendment No.1 relates to the common stock, par value $0.01 per share (“Common Shares”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment No.1 shall have the meaning ascribed to such terms in the Schedule 13D.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) Kaoufman beneficially owns 1,431,248 Common Shares, with respect to all of which he has sole voting power and sole dispositive power. Based on the 56,905,127 Common Shares outstanding as of July 24, 2009 (as disclosed in the Issuer’s Prospectus Supplement filed under Rule 424(b)(2) on July 21, 2009 (file no. 333-149487)), the Common Shares beneficially owned by Kaoufman represent 2.5% of the Common Shares outstanding.

(b) See Item 5(a) above.

(c) Pursuant to and in accordance with the Underwriting Agreement, dated July 20, 2009 (the “Underwriting Agreement”), by and among the Issuer, Kaoufman, Jefferies & Company, Inc. and UniCredit CAIB Securities UK Ltd., as representatives of the underwriters named therein (the “Underwriters”), on July 24, 2009 Kaoufman completed the sale of an aggregate of 1,500,000 Common Shares to the Underwriters in connection with the sale of such Common Shares on a secondary basis, together with the sale by the Issuer of 7,685,000 Common Shares on a primary basis, in a registered public offering (the “Offering”). Pursuant to the terms of the Underwriting Agreement, the Underwriters purchased the 1,500,000 Common Shares sold by Kaoufman at the price of $23.40 per share and agreed to refund immediately to Kaoufman an amount equal to $0.24 per share. Accordingly, the net proceeds per Common Share received by Kaoufman were $23.64.

(d) Not applicable.

(e) July 24, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following paragraphs to the end thereof:

In contemplation of the Offering, on June 29, 2009, the Trustee, WHL Holdings Ltd, Bialystok, the Issuer and Kaoufman entered into an Agreement (the “June 29 Agreement”) providing for, among other things, certain terms regarding the Offering and Kaoufman’s ongoing registration rights with respect to any Common Shares he continues to hold after the Offering. In the following respects, the June 29 Agreement modifies and supplements the Registration Rights Agreement and the Amendment.

•	The Registration Date is deemed to have occurred on July 13, 2009.

•

On the written request of Kaoufman, during the 25-day period following July 20, 2009 during which the Underwriters may exercise their over-allotment option pursuant to the Underwriting Agreement (the “Over-Allotment Period”), the Issuer has undertaken to file with the SEC a registration statement relating to up to 500,000 Common Shares held by Kaoufman and to use its reasonable best efforts to cause up to such number of Common Shares to be registered under the Securities Act of 1933, as amended (the “Securities Act”).

•

On the written request of Kaoufman, after the expiration of the Over-Allotment Period, the Issuer has undertaken to file with the SEC a registration statement relating to any Common Shares held by Kaoufman not previously registered and to use its reasonable best efforts to cause such Common Shares to be registered under the Securities Act.

Pursuant to the Underwriting Agreement, for a period of 14 days after July 20, 2009, Kaoufman has undertaken that he will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, other than the Common Shares sold in the Offering. In addition, Kaoufman has undertaken that he will not, without the prior written consent of the representatives of the Underwriters, during the period ending 14 days after July 20, 2009, make any demand for or exercise any right with respect to the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. Notwithstanding the foregoing, Kaoufman may establish or amend one or more sales plans pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided that no sales under such plans may occur during such 14-day period and Kaoufman may transfer Common Shares either (x) as a bona fide gift or gifts, provided that the donee shall execute an agreement not to sell such Common Shares during such 14-day period, or to any trust for the direct or indirect benefit of Kaoufman or any member of his immediate family, provided that the trustee of such trust shall execute an agreement not to sell such Common Shares during such 14-day period.

Item 7.	Material to be Filed as Exhibits

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 1	Share Sale and Purchase Agreement, dated May 23, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer (file no. 000-24341) with the SEC on May 30, 2008 and incorporated herein by reference).

Exhibit 2	Amendment No. 1 to Share Sale and Purchase Agreement, dated October 21, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation.**

Exhibit 3	Amendment No. 5 to Share Sale and Purchase Agreement, dated February 24, 2009, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.19 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

Exhibit 4	Registration Rights Agreement, dated October 21, 2008, by and between Central European Distribution Corporation and Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust) (filed as Exhibit 4.9 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

Exhibit 5	Underwriting Agreement, dated as of July 20, 2009, by and among Central European Distribution Corporation, Mark Kaoufman and Jefferies & Company, Inc. and UniCredit CAIB Securities UK Ltd., as representatives of the underwriters listed on Schedule 1 thereto (filed as Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer (file no. 000-24341) with the SEC on July 23, 2009 and incorporated herein by reference).

Exhibit 6	Agreement, dated June 29, 2009, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A., Central European Distribution Corporation and Mark Kaoufman.*

*	Filed herewith
**	Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2009

/S/ MARK KAOUFMAN
Mark Kaoufman

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Share Sale and Purchase Agreement, dated May 23, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer (file no. 000-24341) with the SEC on May 30, 2008 and incorporated herein by reference).

Exhibit 2	Amendment No. 1 to Share Sale and Purchase Agreement, dated October 21, 2008, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation.**

Exhibit 3	Amendment No. 5 to Share Sale and Purchase Agreement, dated February 24, 2009, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A. and Central European Distribution Corporation (filed as Exhibit 2.19 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

Exhibit 4	Registration Rights Agreement, dated October 21, 2008, by and between Central European Distribution Corporation and Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust) (filed as Exhibit 4.9 to the Annual Report on Form 10-K filed by the Issuer (file no. 000-24341) with the SEC on March 2, 2009 and incorporated herein by reference).

Exhibit 5	Underwriting Agreement, dated as of July 20, 2009, by and among Central European Distribution Corporation, Mark Kaoufman and Jefferies & Company, Inc. and UniCredit CAIB Securities UK Ltd., as representatives of the underwriters listed on Schedule 1 thereto (filed as Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer (file no. 000-24341) with the SEC on July 23, 2009 and incorporated herein by reference).

Exhibit 6	Agreement, dated June 29, 2009, by and among Barclays Wealth Trustees (Jersey) Limited (in its capacity as trustee of The First National Trust), WHL Holdings Limited, Polmos Bialystok S.A., Central European Distribution Corporation and Mark Kaoufman.*

*	Filed herewith
**	Previously filed